SECURITIES AND EXCHANGE COMMISSION

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SEC Mail Processing Section
MAY 30 2013
Washington DC
401

ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
8-48339

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **04/01/12** (MM/DD/YY) AND ENDING **03/31/13** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Bigelow & Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 17th Street, Suite 2400
(No. and Street)

Denver	CO	80202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jonathan Self **(404) 338-9324**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

900 Circle 75 Parkway, Suite 1100	Atlanta	Georgia	30339
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DP
6/5/13

OATH OR AFFIRMATION

I, Jonathan Self, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Bigelow & Company, as

of March 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

SEJAL ZAVERI
Notary Public
Dekalb County
State of Georgia
My Commission Expires Nov 20, 2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BIGELOW & COMPANY
Financial Statements
For the Year Ended
March 31, 2013
With
Independent Auditor's Report

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT

To the Stockholders
Bigelow & Company

Report on the Financial Statements

We have audited the accompanying financial statements of Bigelow & Company which comprise the statement of financial condition as of March 31, 2013 and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements that are to be filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bigelow & Company as of March 31, 2013 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Supplemental Information

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission.

Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

May 24, 2013
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC

BIGELOW & COMPANY
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2013

ASSETS

		2012
Cash and cash equivalents	$	6,000
Other assets		628
Total Assets	$	6,628

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	$	-
Total Liabilities		-
STOCKHOLDERS' EQUITY		
Common stock, $.01 par value; 100,000 shares Authorized; 38,600 shares issued and outstanding		386
Additional paid-in capital		2,584,018
Retained (deficit)		(2,577,776)
		6,628
Total Liabilities and Stockholders' Equity	$	6,628

The accompanying notes are an integral part of these financial statements.

BIGELOW & COMPANY
STATEMENT OF OPERATIONS
For the Year Ended March 31, 2013

REVENUES	
Other income	$ 78
Total revenue	78
GENERAL AND ADMINISTRATIVE EXPENSES	
Other operating expenses	14,768
Total expenses	14,768
NET LOSS BEFORE INCOME TAXES	(14,690)
INCOME TAXES	-
NET LOSS	$ (14,690)

The accompanying notes are an integral part of these financial statements.

BIGELOW & COMPANY
STATEMENT OF CASH FLOWS
For the Year Ended March 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income (loss)	$ (14,690)
Adjustments to reconcile net income to net cash used by operating activities:	
Increase in other assets	(628)
Decrease in accrued expenses	(9,557)
NET CASH USED BY OPERATING ACTIVITIES	(24,875)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Contribution from stockholders	25,000
Return of capital to stockholders	(17,411)
NET CASH PROVIDED BY FINANCING ACTIVITIES	7,589
NET DECREASE IN CASH	(17,286)
CASH:	
Beginning of year	23,286
End of year	$ 6,000

The accompanying notes are an integral part of these financial statements.

BIGELOW & COMPANY
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended March 31, 2013

	Common Stock, Issued	Additional Paid-in Capital	Accumulated (Deficit)	Total
Balance, April 1, 2012	$ 355	$ 2,576,460	$ (2,563,086)	$ 13,729
Capital contribution	31	24,969		25,000
Return of capital to stockholders	-	(17,411)	-	(17,411)
Net loss	-	-	(14,690)	(14,690)
Balance, March 31, 2013	$ 386	$ 2,584,018	$ (2,577,776)	$ 6,628

The accompanying notes are an integral part of these financial statements.

BIGELOW & COMPANY
NOTES TO FINANCIAL STATEMENTS
March 31, 2013

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: Bigelow & Company (the Company) is a registered broker-dealer that commenced operations in May 1995. The Company is inactive during 2013 but previously provided private placements of corporate debt and equity securities, as agent only and acted as a placement agent for sales of private limited partnership interests.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule.

Income Taxes: Income taxes are accounted for by the asset/liability approach in accordance with FASB Accounting Standards Codification 740 (Accounting for Income Taxes). Deferred taxes represent the expected future tax consequences when the reported amounts of assets and liabilities are recovered or paid. They arise from differences between the financial reporting and tax bases of assets and liabilities and are adjusted for changes in tax laws and tax rates when those changes are enacted. The provision for income taxes represents the total of income taxes paid or payable for the current year, plus the change in deferred taxes during the year. The Company provides deferred taxes for its net operating loss carryforwards.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10 the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for uncertain tax positions is necessary.

The Company, which files income tax returns in the U.S. federal jurisdiction and various state jurisdictions, is no longer subject to U.S. federal income tax examination by tax authorities for years before 2010.

Estimates: The preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates in determining assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

Revenue Recognition: Placement fees are recognized in accordance with terms agreed upon with each client and are generally based on (1) a percentage of capital raised or (2) profit allocated and management fees earned by a client on funds received from investors introduced by the Company. Other consulting fees are recognized as billed.

BIGELOW & COMPANY
NOTES TO FINANCIAL STATEMENTS
March 31, 2013

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Date of Management's Review – Subsequent events were evaluated through May 18, 2013, which is the date the financial statements were available to be issued.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2012, the Company had net capital of $6,000 which was $1,000 in excess of its required net capital of $5,000 and its ratio of aggregate indebtedness to net capital was 0 to 1.0.

NOTE 3 – OFF BALANCE SHEET RISK

In the normal course of business, the Company executes securities transactions. These activities may expose the Company to off balance sheet risk in the event the customer or another entity is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE 4 – INCOME TAXES

The provision for income taxes is summarized as follows:

Current income tax expense (benefit)	$ (6,300)
Deferred income tax expense	6,300
Income tax expense (benefit)	$ -

Deferred income taxes are recognized for temporary differences between the basis of assets and liabilities for financial and income tax purposes. The difference at March 31, 2013 relates to a net operating loss carryforward.

NOTE 4 – INCOME TAXES (CONTINUED)

Significant components of deferred tax assets are as follows:

Deferred tax assets:		
Net operating losses	$	23,500
Less deferred tax valuation allowance		(23,500)
Net deferred tax asset	$	-

The Company has recorded a valuation allowance for the deferred tax asset at March, 31, 2013, equal to the deferred tax asset because it is more likely than not that the net operating loss carryforward will not be realized before it begins to expire in 2020.

The Company has a net operating loss carryforward that may be used to reduce income taxes arising in future years of approximately $57,000 that begins to expire in 2020.

NOTE 5 – CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at March 31, 2013.

NOTE 6 – NET LOSS

The Company had no revenues from transactions with customers and incurred losses in 2013 and 2012. During 2013 and 2012, the Company was dependent upon capital contributions from its stockholders for working capital and to meet its net capital requirements. The Company's controlling stockholders have represented that they intend to make capital contributions, as needed, to insure that the Company has adequate working capital and net capital to continue in business until at least April 1, 2014.

Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going-concern basis without adjustments for realization in the event that the Company ceases to continue as a going concern.

NOTE 7 – RELATED-PARTY TRANSACTIONS

The Company had an agreement, that was terminated effective December 2012, to pay monthly management fees to a party related through common ownership. The management fee was for all necessary management and administrative services needed to implement the operations of the Company. For the year ended March 31, 2013, the management fee expense was $4,500.

BIGELOW & COMPANY

Supplementary Information
Pursuant to Rule 17(a)-5 of the
Securities Exchange Act of 1934

March 31, 2013

The accompanying schedule is prepared in accordance with the requirements and general format of FOCUS Form X-17A-5.

SCHEDULE I
BIGELOW & COMPANY

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934

March 31, 2013

Net Capital	
Total stockholders' equity qualified for net capital	$ 6,628
Other assets	(628)
	628
Net capital before haircuts	6,000
Less haircuts	-
Net capital	6,000
Minimum net capital required	5,000
Excess capital	$ 1,000
Aggregate indebtedness:	
Liabilities	$ -0-
Ratio of aggregate indebtedness to net capital	0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART II OF FORM X-17A-5 AS OF MARCH 31, 2013

There is no significant difference between net capital as reported in FOCUS, Part IIA, and the accompanying financial statements.

BIGELOW & COMPANY

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF MARCH 31, 2013

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF MARCH 31, 2013

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17a-5

To the Stockholders of
Bigelow & Company

In planning and performing our audit of the financial statements of Bigelow & Company, for the year ended March 31, 2013, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by Bigelow & Company, that we considered relevant to the objective stated in Rule 17a-5(g). We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2013 to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of the Company to achieve all the division of duties and cross-checks generally included in a system of internal accounting control, and that alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

May 18, 2013
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC